Resolution of Board of Directors
On December 18, 2009, the Board of Directors of POSCO resolved the following:

I. Contribution Plan for POSCO In-house Welfare Fund

1. Recipient: POSCO In-house Welfare Fund
2. Contribution amount (KRW): 59,300,000,000
3. Others
—. Contribution amount (KRW 59,300,000,000) will be donated in 2010.

II. Participation in a capital increase of Domestic Affiliate

POSCO plans to participate in a capital increase of POSCORE CO., LTD, a domestic Affiliate.

1. Participation amount (KRW): 25,999,989,080
2. Participation Date: January 18, 2010
—. Participation Date is subject to change.

III. Investment into a joint venture in Indonesia

POSCO is planning to invest KRW 765,252,400,000 to acquire a 70 percent stake into a joint venture. The joint venture is for building and operating an integrated steelwork in Indonesia. The investment will be paid according to required funding level in 2010-2013. PT Krakatau Steel, an Indonesian state-owned company, will participate in the joint venture.